SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 14 August 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed: News Release – Second Quarter Financial Results

August 14, 2012

Press release

Turquoise Hill Resources announces financial results and review of operations for the second quarter of 2012

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended June 30, 2012. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Overall phase-one construction of the Oyu Tolgoi Project reached 90% completion at the end of Q2’12 and advanced to 94% completion at the end of July 2012.

•	Oyu Tolgoi construction remains on target for planned start-up in second half of 2012 and commencement of commercial production in first half of 2013.

•	First ore was delivered to the Oyu Tolgoi Project’s primary crusher in July 2012 in conjunction with pre-commissioning of the crusher, overland conveyor and coarse-ore stockpile circuits.

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Stringing of electrical transmission lines for initial power to the Oyu Tolgoi Project has been completed in both Mongolia and China – the lines have been successfully tested with full power loads and are ready for commissioning.

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Memorandum of Agreement with Rio Tinto announced on April 18, 2012, and amended on May 22, 2012, established Rio Tinto’s support for a series of funding measures expected to cover capital requirements for the Oyu Tolgoi Project for next several years.

•	Completion of highly-successful rights offering in July 2012 yielded $1.8 billion in gross proceeds.

•	Appointment of six new directors during Q2’12 and two additional directors in August 2012 conclude restructuring of the Company’s board.

•	Chalco announced its intention to make a proportional offer for up to 60% of SouthGobi Resources on April 1, 2012 – the period for Chalco to make an offer has been extended until September 4, 2012.

•	First shipment of copper-gold concentrate from Ivanhoe Australia’s Osborne Mine departed for Asian smelters in mid-June 2012.

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Turquoise Hill’s cash position, on a consolidated basis at June 30, 2012, was $515.6 million. As at August 14, 2012, Turquoise Hill’s consolidated cash position had increased to approximately $2.2 billion as a result of closing the $1.8 billion rights offering in July 2012.

•	Shareholders approved changing the Company’s name to Turquoise Hill Resources Ltd., which took effect on August 2, 2012 and the trading symbol changed to TRQ on August 8, 2012.

Turquoise Hill Resources Ltd.

World Trade Centre

Suite 615-999 Canada Place

Vancouver, British Columbia

Canada V6C 3E1

T 604 688 5755

www.turquoisehill.com

FINANCIAL RESULTS

In Q2’12, Turquoise Hill recorded a net loss of $285.9 million ($0.35 per share), compared to net income of $0.6 million ($0.00 per share) in Q2’11, which was a change of $286.5 million. Results for Q2’12 included $65.1 million in exploration expenses; $49.7 million in cost of sales; $81.0 million in general and administrative expenses; $168.7 million in financing costs (which includes a non-cash amount of $164.4 million for the issue of the Series D warrants to Rio Tinto); $2.0 million in interest expense; a $2.3 million share of loss of significantly influenced investees; $8.7 million in foreign exchange losses and a $9.3 million write-down of carrying value of long-term investments. These amounts were offset by $28.2 million in revenue; a $26.8 million change in the fair value of SouthGobi’s embedded derivatives; $18.5 million change in the fair value of the derivative on the 2012 rights offering; $4.8 million in interest income and $20.2 million of net loss attributable to non-controlling interests.

Turquoise Hill’s cash position, on a consolidated basis at June 30, 2012, was $515.6 million. As at August 14, 2012, Turquoise Hill’s consolidated cash position had increased to approximately $2.2 billion as a result of closing the $1.8 billion rights offering in July 2012.

CORPORATE ACTIVITIES

Highly-successful rights offering yielding $1.8 billion in gross proceeds completed

In July 2012, Turquoise Hill closed its rights offering in which all existing shareholders, subject to applicable law, were able to participate on an equal, proportional basis in purchasing additional common shares of the Company. The offering generated approximately $1.8 billion in gross proceeds, which will be used to advance the construction and development of the Oyu Tolgoi Project.

Upon the closing of the rights offering, Turquoise Hill issued approximately 259.6 million new common shares, which represents 100% of the maximum number of common shares that were available under the rights offering.

Approximately 99.2% of the shares were taken up in the initial subscription of the rights offering with the balance taken up in the secondary subscription. Rio Tinto exercised all of its respective rights and participated in the secondary subscription provision available to all shareholders. Because the rights offering was over-subscribed, Rio Tinto did not purchase any shares under its standby commitment. As a result of the rights offering, Rio Tinto’s stake in Turquoise Hill increased from 50.9% to 51.0%.

Shareholders approved new company name

On June 28, 2012, at the Company’s Annual and Special Meeting the shareholders approved changing the Company’s name from Ivanhoe Mines Ltd. to Turquoise Hill Resources Ltd. The new name became effective on August 2, 2012. The Company’s new trading symbol on the Toronto Stock Exchange, the New York Stock Exchange and the NASDAQ Stock Market is TRQ and took effect on August 8, 2012.

OYU TOLGOI COPPER-GOLD PROJECT (66% owned)

The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

During Q2’12, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $650.3 million, which included development costs. In Q2’12, Turquoise Hill incurred exploration expenses of $17.2 million at Oyu Tolgoi, compared to $6.0 million incurred in Q2’11.

Construction of the Oyu Tolgoi copper-gold complex is advancing toward its planned start–up in the second half of 2012 and commercial production in the first half of 2013

The Oyu Tolgoi Project initially is being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, is being constructed to process ore mined from the Southern Oyu open pit. Initial production of copper-gold-silver concentrate is expected in the second half of 2012 and commercial production is projected to begin in the first half of 2013.

In conjunction with the surface activities, an 85,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit. The throughput capacity of the concentrator plant is expected to be expanded to 160,000 tonnes of ore per day to process available ore from both the open pit and underground mines. The underground mine is scheduled to commence operations in 2016 and the concentrator expansion is expected to be in place by 2018 to meet the increasing tonnage available from underground production.

Progress continuing to be made on supply of interim electrical power

Oyu Tolgoi LLC is proceeding with arrangements to ensure that electrical power from China will be available for the start of initial production that is expected in the second half of 2012. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87-kilometre, 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border. The construction of this new power transmission infrastructure is now complete. Stringing of electrical transmission lines for initial power to Oyu Tolgoi has been completed in both Mongolia and China. The lines have been successfully tested with full power loads and are ready for commissioning.

A separate power-purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before Chinese electrical power can be imported into Mongolia. Oyu Tolgoi LLC will be a party to any agreement for the purchase and supply of electrical power. Commercial discussions on the terms of the power-purchase agreement are ongoing.

Subject to negotiations and final agreement, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi Project site in Q3’12. In the meantime, additional diesel-powered generating capacity has been installed to meet the project’s more immediate requirements during the remaining phases of construction. If those negotiations are not successfully concluded, and the establishment of a dedicated power plant is required for production at Oyu Tolgoi, that would adversely affect the project’s ability to achieve the planned start of commercial production in 2013.

The long-term Investment Agreement for the development and operation of the Oyu Tolgoi Project, signed by Turquoise Hill, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electrical power is critical to the project. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after the Oyu Tolgoi Project begins commercial production. The agreement established that a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply the Oyu Tolgoi Project; and b) all of the project’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production.

Overall phase-one construction of the Oyu Tolgoi Project 90% complete at the end of Q2’12

Overall construction of the Oyu Tolgoi Project’s first phase of development reached 90% completion at the end of Q2’12 and had advanced to 94% completion at the end of July 2012. Total capital invested in the construction of the first phase of the Oyu Tolgoi Project to the end of Q2’12 was approximately $5.2 billion.

Among major updates for Q2’12 and plans for Q3’12:

•	Pre-stripping of overburden to gain access to ore in the phase-one open-pit mine was completed in Q2’12.

•	Pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits are progressing on schedule with the first ore delivered to the crusher in July 2012.

•	Construction of the concentrator, which will have an initial capacity of 100,000 tonnes per day, was 95% complete at the end of Q2’12 and ahead of schedule.

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Line #1 of the concentrator is on track to be completed and pre-commissioned in Q3’12. Line #2 is on track to be completed and pre-commissioned in Q4‘12. Commissioning of the concentrator with ore will depend on the availability of electrical power from China and successful completion of final mechanical components.

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Underground lateral development at the Hugo North Deposit was suspended in February 2012 as planned to enable the upgrading of hoisting equipment at Shaft #1, which is expected to continue until August 2012. Underground lateral development is scheduled to resume in September 2012.

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Construction of Shaft #2 at the Hugo North Deposit is progressing well and the headframe has now reached its final height of 96 metres. The headframe and ancillary buildings were 95% complete at the end of Q2’12 and ahead of schedule. Shaft-sinking activities began in December 2011 and the depth of the shaft is now approximately 460 metres below surface.

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Construction of off-site facilities and infrastructure reached 89% completion at the end of Q2’12, which was behind the planned 96% completion. The cumulative shortfall was due to delays during the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border and the Khanbumbat permanent airport, near the Oyu Tolgoi Project. The road and airport contractors remobilized in March 2012 and work is progressing. Facilities required for the production of first ore are on schedule.

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Long-term sales contracts have been signed for 75% of the Oyu Tolgoi Project’s concentrate production for the first three years. Including renewals, 50% of concentrate production is contracted for ten years.

Phase-one construction budget

The scope of work for the phase-one project is to bring the initial, 100,000-tonne-per-day concentrator into production, with the required infrastructure and operational team to begin commercial production in the first half of 2013. The phase-one project also includes underground lateral development until June 2012 and the completion of Shaft #2, which are essential to the continued development of the high-value underground mine at the Oyu Tolgoi Project.

The final cost for the phase-one capital project is expected to be approximately $6.2 billion, or 3% over the initial budget, excluding foreign-exchange exposures.

Rio Tinto and Turquoise Hill working to complete international project finance package

Turquoise Hill has been negotiating project financing with a consortium of national and international institutions and banks since 2010. Under their April 2012 Memorandum of Agreement, Turquoise Hill and Rio Tinto agreed that the negotiating team for the $3 to $4 billion Oyu Tolgoi project-finance package will be comprised of Turquoise Hill personnel selected by the Turquoise Hill Chief Executive Officer (CEO) and Board and designated Rio Tinto resources as determined by the Rio Tinto Treasurer. In addition, it was agreed that the Rio Tinto Treasurer has the exclusive authority to direct all aspects of the negotiation of the day-to-day management of the Oyu Tolgoi project financing.

Since the signing of the Memorandum of Agreement, the project-finance team has been actively engaged with lenders to refine the overall financing plan and term sheet. It is the goal of Turquoise Hill and Rio Tinto to have the Oyu Tolgoi Project financing package agreed by December 31, 2012.

A member of the Rio Tinto Group will enter into a completion support agreement with Turquoise Hill and the project-finance lenders, subject to certain conditions. This measure is expected to provide significantly greater certainty that funds will be received. In exchange, Turquoise Hill will pay Rio Tinto an annual fee of 2.5%, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the project financing at the end of each calendar month during the ensuing 12-month period.

Rio Tinto may choose to advance senior loans to Oyu Tolgoi LLC as an alternative to, or in addition to, the project-finance package, on terms no less favourable than those available through the international financial institutions or commercial banks.

The Environmental and Social Impact Assessment undertaken as part of the project finance process is in the final stages of completion and is expected to be publically disclosed in August 2012. Public disclosure of this assessment is a precondition to lenders submitting the funding proposal to their boards.

Turquoise Hill drawing down on Rio Tinto interim funding facility

In December 2010, Rio Tinto committed to provide Turquoise Hill with an initial, non-revolving, interim funding facility of $1.8 billion to assist in sustaining Oyu Tolgoi construction during the negotiation of a project-finance package. The interim funding facility is required to be repaid with funds to be provided under the project-finance package.

In December 2011, Turquoise Hill made its first draw on the facility. A total of approximately $1.6 billion had been drawn down by June 30, 2012, which increased to $1.8 billion as at the end of July 2012. Turquoise Hill will use proceeds from the $1.8 billion rights offering to continue the development of the Oyu Tolgoi Project.

Skills training programs preparing Mongolians for jobs

The Oyu Tolgoi Project’s staffing strategy continues to focus on the utilization of Mongolian men and women whose skills are being developed and who are receiving training throughout the construction phase. As of the end of June 2012, the Oyu Tolgoi Project had a workforce of approximately 18,000, which included more than 13,150 Mongolians.

Oyu Tolgoi LLC has committed more than $126.0 million in funding over five years for education and training programs in Mongolia.

Development drilling continued in Q2’12

During Q2’12, Oyu Tolgoi LLC completed a total of 5,927 metres of development drilling. Surface development geotechnical and vent raise pilot hole drilling totalled 725 metres for Q2’12. Surface-resource definition infill drilling in the Hugo North initial cave area continued with 5,202 metres completed. There was no underground drilling during Q2’12 due to the planned upgrading of hoisting equipment at Shaft #1.

Exploration drilling continued in Q2’12

Turquoise Hill continued its exploration drilling program on the Oyu Tolgoi Project during Q2’12, completing 8,183 metres of surface exploration diamond drilling, including 5,235 metres of diamond drilling on the Oyu Tolgoi mining licence, 2,005 metres of diamond drilling on Entrée Gold’s Javkhlant mining licence, 574 metres of PCD drilling on Entrée Gold’s Shivee mining licence and 367 metres of diamond drilling on Oyu Tolgoi LLC’s Manakht mining licence.

At the start of Q2’12, there were five exploration drill rigs in operation which had been reduced to two drill rigs by the end of the quarter. One rig was finishing resource drilling at Heruga North and the other was performing grid PCD drilling in the Airstrip-Ulaan Khud area.

Q2’12 drilling at Heruga continued on three adjacent sections that will fill in the gap between the Heruga resource and Heruga North, and possibly add to the inferred resource. Except for the OTD1732A-OTD1569 section, where OTD1732A is currently at 2,000 metres in strong copper mineralization, all drilling has been completed.

On the Javkhlant licence, three exploration holes testing the east flank of the Heruga and Heruga North deposits were completed. One hole was still in cover rocks at the hole end at 2,000 metres, the other two holes intersected un-mineralized quartz monzodiorite.

On the Manakht licence, drill hole MOD003 targeted the Manakht hill alteration zone. This drill hole intersected strongly sericite altered pyritic hydrothermal breccias directly below the hill, assay results are pending.

On the Shivee licence, shallow PCD drilling is continuing on a 500 metre to one kilometre grid to test for mineralization underneath recent cover sediments.

SOUTHGOBI RESOURCES (58% owned)

Chalco announced its intention to make a proportional bid for up to 60% of SouthGobi

On April 1, 2012, Turquoise Hill received notice that Aluminum Corporation of China Ltd. (Chalco) intends to make a proportional takeover bid for up to 60%, but not less than 56%, of the common shares of SouthGobi at C$8.48 per share. Turquoise Hill currently owns 104.8 million shares of SouthGobi, representing approximately 58% of SouthGobi’s issued and outstanding shares. Turquoise Hill has entered into a lock-up agreement with Chalco and has agreed to tender all of its SouthGobi shares, on a pro-rata basis, to Chalco.

Depending upon the uptake of the offer by other SouthGobi shareholders, Turquoise Hill could receive up to approximately C$889 million from the sale of all of its shares in SouthGobi. A sale of 60% of its current holding would realize proceeds of approximately C$533 million. Turquoise Hill plans to use the proceeds from the sale of its shares in SouthGobi primarily to fund the continued development of the Oyu Tolgoi Project.

The proportional offer from Chalco is expected to be made by way of a takeover-bid circular under British Columbia law and will be made to all SouthGobi shareholders. If individual shareholders elect to tender more than 60% of their common shares of SouthGobi to the takeover bid – and if Chalco receives less than 60% of the outstanding common shares of SouthGobi as a result of the offer – a proportional amount of shares will be taken up, on a pro rata basis, from each shareholder who has elected to tender those additional shares.

The proportional offer by Chalco is subject to all statutory and regulatory approvals, including Investment Canada Act and Competition Act approvals, Chinese regulatory approvals, regulatory approvals from the Government of Mongolia, as may be required, and Chalco shareholder approval. Chalco’s bid also is subject to confirmation by China Investment Corporation, SouthGobi’s second-largest shareholder, that it does not intend to exercise its right of first offer over Turquoise Hill’s SouthGobi shares.

On April 25, 2012, Chalco and Turquoise Hill announced that in the event of new foreign-investment legislation being implemented by the Government of Mongolia prior to the completion of the proportional offer, Chalco and Turquoise Hill will cooperate with the Government of Mongolia to ensure any requirements under such legislation are satisfied. Subsequent to this announcement, new strategic foreign investment legislation received approval by Mongolia’s national parliament.

Chalco originally agreed to make the take-over bid on or before July 5, 2012. Turquoise Hill and Chalco have agreed to two 30-day extensions. Chalco has now agreed to make a take-over bid on or before September 4, 2012. With the exception of the two additional 30-day extensions to the date of launching the bid and the date the bid is expected to be taken up at the latest, all other terms and conditions of the lock-up agreement remain in place.

Under the lock-up agreement, Turquoise Hill is required to deposit its shares to Chalco’s bid within ten days after Chalco mails its circular. However, a condition to Chalco’s completion of the proposed partial offer is that all required regulatory approvals have been obtained on terms satisfactory to Chalco. Unless and until such regulatory approvals have been obtained to its satisfaction, Chalco may withdraw its bid (in which case all deposited shares would be returned to shareholders) or extend its bid up to 180 days from the date of the offer to allow time for regulatory processes to be completed. Chalco confirmed that it intends not to take up any shares under its bid unless and until the regulatory approvals from the Government of Mongolia, if any, as well as other regulatory approvals pursuant to the lock-up agreement, have been obtained and other conditions of the lock-up agreement have been satisfied or waived.

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi’s Ovoot Tolgoi Mine is in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

On June 25, 2012, SouthGobi issued an update on operations. SouthGobi announced, among other items, that due to continued uncertainty created by a Mineral Resources Authority of Mongolia (MRAM) announcement requesting suspension of certain licenses held by SouthGobi, although no official notification has been received, combined with deteriorating market conditions, that operations had been curtailed periodically during Q2’12 and would be fully curtailed by the end of Q2’12. As at June 30, 2012, mining activities had been fully curtailed and are expected to remain fully curtailed throughout Q3’12.

SouthGobi also announced that due to the issues encountered during Q2’12, and the uncertainty around how Q3’12 would evolve, that it was unable to provide an estimate for full year 2012 sales, pricing and production volumes.

SouthGobi had sales of 0.16 million tonnes in Q2’12, a decrease of 85% from the 1.05 million tonnes in Q2’11. SouthGobi recognized revenue of $8.4 million in Q2’12, a decrease of 82% from the $47.3 million recognised in Q2’11. Sales volumes were adversely affected over the quarter due to issues associated with mining and exploration licenses in Mongolia, and also due to softening markets for coking coal products during the latter stages of the period.

SouthGobi’s average realized selling price was $62.56 per tonne in Q2’12, an increase of 16% from the Q2’11 average realized selling price of $54.06.

In Q2’12, SouthGobi produced 0.27 million tonnes of raw coal with a strip ratio of 4.31, compared to production of 0.87 million tonnes of raw coal in Q2’11 with a strip ratio of 4.74.

Cost of sales was $25.7 million for Q2’12, compared to $49.7 million for Q2’11. Cost of sales comprised the direct cash costs of product sold, mine administration cash costs of product sold, equipment depreciation, depletion of mineral properties, idle mine costs, share-based compensation and inventory write-downs.

Regional Infrastructure

On May 29, 2012, SouthGobi announced that eight new border gates had been opened exclusively for coal transportation at the Shivee Khuren-Ceke border crossing on May 28, 2012. The new gates will significantly increase the capacity for carriage of coal across the border, and replace the previous single gate, which admitted empty trucks from China into Mongolia during the mornings, and allowed loaded export trucks to return into China from Mongolia during the afternoons.

Furthermore, on June 19, 2012, SouthGobi announced that construction had commenced on a new paved coal highway to the Mongolia-China border. The new highway is expected to have a carrying capacity in excess of 20 million tonnes of coal per year.

Notice of Investment Dispute

On July 11, 2012, SouthGobi announced that SGQ Coal Investment Pte. Ltd, a wholly owned subsidiary of SouthGobi that owns SouthGobi’s Mongolian operating subsidiary SouthGobi Sands LLC (SGS), had filed a Notice of Investment Dispute with the Mongolian Government pursuant to the Bilateral Investment Treaty (BIT) between Mongolia and Singapore.

The filing consisted of, but was not limited to, the failure by MRAM to execute pre-mining agreements (PMA’s) associated with certain exploration licenses held by SGS pursuant to which valid PMA applications had been lodged in 2011.

The Notice of Investment Dispute triggers the dispute resolution process under the BIT whereby the Mongolian Government has a six month cure period to resolve the dispute through negotiations.

IVANHOE AUSTRALIA (59% owned)

Ivanhoe Australia commenced copper and gold production in late February 2012 at the Osborne processing complex in northwestern Queensland. Two other projects – the Merlin molybdenum and rhenium project and the Mount Elliott copper-gold project – are in various stages of development and study. All the projects are on granted mining leases.

In late May 2012, Ivanhoe Australia announced it was undertaking a strategic and business review focused on identifying and implementing the actions required to position the business for future growth and improve shareholder value. The first phase of the two-phase process has been implemented and is expected to deliver cost savings of approximately A$10 million annually. The majority of these savings result from a reduction in staff and contractor numbers. Additional savings have been identified from the refocusing of Ivanhoe Australia’s exploration effort and are expected to result in a reduction in exploration expenditure to approximately A$15 million per year. The second phase of the review, expected to be completed by September 2012, will confirm the direction of the development program and consider the available options to optimize the value of the project portfolio.

Ivanhoe Australia incurred exploration expenses of $30.7 million in Q2’12, compared to $43.0 million in Q2’11.

Osborne Copper-Gold Project

The ramp-up of the Osborne mill continued and commissioning was completed in June 2012. Milled grades during Q2’12 reflect the processing of stockpiled development ore and ore produced from the development phase of the Kulthor mine. Metal production during Q2’12 was 2,803 tonnes of copper and 4,624 ounces of gold.

Ivanhoe Australia recognized revenue of $19.8 million in Q2’12 in relation to its first shipment of copper-gold concentrate. The 10,600 wet metric tonne concentrate shipment departed Townsville, Queensland in mid-June 2012 and was destined for Asian smelters. The concentrate is readily marketable and also contains silver. Three further, similar shipments are planned for later this year.

Cost of sales was $24.1 million for Q2’12 and comprised production and delivery costs, equipment depreciation, depletion of mineral properties, and inventory write-downs.

During the remainder of 2012, Ivanhoe Australia expects to process both development and production ore which by the end of the year should provide greater transparency on operating costs.

Production is on target to achieve mill throughput for 2012 in the range of 700,000 to 900,000 tonnes of ore.

Merlin Molybdenum and Rhenium Project

The Merlin Feasibility Study was completed in April 2012 and the independent NI 43-101-compliant technical report was released on SEDAR (www.sedar.com) in late May 2012.

The study identified a potential mine life of 15 years. Ore throughput is estimated at 500,000 tonnes per year with average annual production of 5,100 tonnes of molybdenum and 7,300 kilograms of rhenium per year for the first seven years following ramp-up. Initial capital expenditure to first production is estimated to be A$345 million.

The strategic review underway is focusing on optimizing the value of the Merlin project and planning the best path forward.

Mount Elliott

The Mount Elliott scoping study was released in April 2012, significantly progressing the development options of one of the largest copper-gold systems discovered in Australia.

The Mount Elliott Scoping Study focused on two elements of the mineralized system:

1.	The Mount Elliott open pit, incorporating the original Mount Elliott underground mine; and

2.	The SWAN High-Grade Zone.

The strategic review is assessing the technical and commercial options for the project.

Regional exploration

Ivanhoe Australia has 45 granted Exploration Permits for Minerals (EPMs) with a total area of 5,517 square kilometres including joint ventures and 8 EPM applications with a total area of 1,103 square kilometres. The granted EPMs include 12 EPMs in the Ivanhoe Australia/Exco Joint Venture (525 square kilometres) and two EPMs in the Goldminco / Ivanhoe (Osborne) Joint Venture (70 square kilometres).

Ivanhoe Australia secures working capital facility

On July 30, 2012, Ivanhoe Australia announced that Turquoise Hill has provided a secured, twelve-month working capital facility to Ivanhoe Australia of up to $50 million. The line of credit is intended to provide additional funding for working capital as Ivanhoe Australia continues its strategic review process.

Corporate changes

In May 2012, four new non-executive directors were added to the board of directors of Ivanhoe Australia. The four directors are nominees of Turquoise Hill and included Peter McMahon, Stephen McIntosh, Stewart Beckman and Neville Henwood with Peter McMahon appointed as Chairman of the Ivanhoe Australia board.

On June 8, 2012, Peter Reeve resigned as Chief Executive Officer and was replaced by Inés Scotland, previously a non-executive director of the Company. Ms. Scotland is the former founder and Managing Director of Citadel Resources. She has extensive Australian and international experience across the mining value chain, including exploration, feasibility studies, project financing, construction and operations.

KYZYL GOLD PROJECT (50% owned)

Altynalmas Gold, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

Exploration continuing

Drilling activities re-commenced at the Kyzyl Gold Project on March 15, 2012. A total of 16,673 metres were drilled during Q2’12, all on Bakyrchik Exploration Licence No. 27 (20,058 metres year to date). Exploration drilling in 2012 is budgeted to total 22,400 metres.

OTHER EXPLORATION

During Q2’12, Turquoise Hill had active exploration programs in Indonesia, Mongolia and the Philippines. These programs are focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses, soil and rock sampling, and ground geophysics.

UPDATE OF DEVELOPMENTS WITH RIO TINTO

Turquoise Hill and Rio Tinto signed an amendment to April 2012 Memorandum of Agreement

On April 18, 2012, Turquoise Hill announced that the Company had signed a binding memorandum of agreement, subject to certain terms and conditions, with majority shareholder Rio Tinto that established Rio Tinto’s support for a series of funding measures expected to cover the projected capital requirements for the Oyu Tolgoi Project for the next several years. The details of this agreement were previously disclosed in a press release on April 18, 2012 and in the Q1’12 MD&A and can be found on www.sedar.com. On May 22, 2012, Turquoise Hill and Rio Tinto agreed to amend certain terms of the memorandum of agreement. The amended terms addressed conditions of regulatory approval and more closely aligned the terms of the rights offering with market conditions current at the time.

Amendments to the agreement included:

•	Rio Tinto confirmed that it would take up its full basic subscription privilege under the $1.8 billion rights offering with respect to its 51% shareholding subject to certain conditions;

•	Rio Tinto agreed to eliminate the material adverse change condition for its standby commitment in relation to the decline that occurred in the Company’s share price;

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Rio Tinto continued to provide a standby commitment for the full amount of the $1.8 billion rights offering, subject to certain conditions. Under the standby commitment, Rio Tinto was required to acquire any Turquoise Hill common shares not taken up under the rights offering;

•	Removing the previously announced $8.34 subscription price for the rights offering. Turquoise Hill and Rio Tinto agreed to price the rights offering in the final prospectus;

•

In consideration of eliminating the material adverse change condition for a decline in the Company’s share price, priced the exercise price of the Series D Warrants at $10.84 per share, subject to adjustment upon completion of the rights offering; and

•	Confirming the standby commitment fee will be paid in cash. Rio Tinto agreed to waive its previously announced entitlement to reinvest its standby commitment fee in the Company’s common shares.

Issue of Series D Warrants to Rio Tinto

Under the terms of the Memorandum of Agreement with Rio Tinto, the Company issued 55 million share purchase warrants (the Series D Warrants) to Rio Tinto upon the filing of the preliminary prospectus on May 22, 2012.

The number of Series D Warrants was adjusted to 74.2 million after the closing of rights offering to take into account certain specific anti-dilution provisions of the warrants that are intended to ensure that the holder is entitled to acquire equivalent share capital after the occurrence of the rights offering.

Rio Tinto currently holds 74.2 million Series D warrants exercisable to purchase one common share at any time until May 22, 2015 at a price of $10.37.

Restructuring of the Turquoise Hill Board of Directors and appointment of a new senior management team

In April 2012, in paving the way for the Oyu Tolgoi Project’s transition to a producing mine, Turquoise Hill and Rio Tinto reached agreement on certain corporate governance and management changes. The results of these changes are as follows:

•

The Turquoise Hill board now consists of thirteen members, including eight new directors nominated by Rio Tinto. On May 7, 2012, four Rio Tinto nominees were appointed – Jill Gardiner, Peter Gillin, Isabelle Hudon and David Klingner – and Livia Mahler, who was reappointed as a director on May 10, 2012, as one of Robert Friedland’s two nominees. They joined existing directors Andrew Harding, Dan Larsen, Kay Priestly and Peter Meredith, Mr. Friedland’s other nominee. David Klingner was appointed as the Chairman of the Board on May 10, 2012. At the 2012 Annual General Meeting on June 28, 2012, two additional Rio Tinto nominees were appointed—Warren Goodman and Russel Robertson. On August 13, 2012, two additional Rio Tinto nominees were appointed—Charles Lenegan and Jeffery Tygesen—to bring the number of directors to thirteen.

•

Seven directors – Marc Faber, Edward Flood, Robert Friedland, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook – resigned from the Turquoise Hill board on April 17, 2012. Three directors – Michael Gordon, David Huberman and Bob Holland – resigned from the Turquoise Hill board on May 7, 2012.

•

A majority of the new Turquoise Hill board will be independent directors until at least the earlier of January 18, 2014, or the date on which Turquoise Hill ceases to be a reporting issuer under Canadian securities laws. Two directors, at least one an independent, will be nominated by Mr. Friedland until January 18, 2014, as long as he continues to own at least 10% of Turquoise Hill’s outstanding shares.

•

A new Turquoise Hill senior management team was appointed on May 1, 2012. It includes Kay Priestly as CEO; Chris Bateman as Chief Financial Officer (CFO); Brett Salt as Senior Vice President, Strategy and Development; Stewart Beckman as Senior Vice President, Operations and Technical Development; and Neville Henwood as Senior Vice President, Legal. The new appointees replace former CEO Robert Friedland, former CFO Tony Giardini, former President John Macken, former Deputy Chairman Peter Meredith and former Executive Vice President Sam Riggall, all of whom resigned on April 17, 2012, as part of the agreement between Turquoise Hill and Rio Tinto.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Stephen Torr, P.Geo, an employee of Turquoise Hill and a “qualified person” as that term is defined in NI 43-101.

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2012	2012	2011	2011
Revenue	$28.2	$40.2	$51.0	$60.5
Cost of sales	(49.7)	(30.4)	(44.2)	(54.0)
Exploration expenses	(65.1)	(76.8)	(88.2)	(79.6)
General and administrative	(81.0)	(31.5)	(34.6)	(21.4)
Financing costs	(168.7)	—	—	—
Foreign exchange (losses) gains	(8.7)	9.9	13.3	(35.6)
Change in fair value of derivative	18.5	—	—	—
Change in fair value of embedded derivatives	26.8	(0.8)	10.8	62.1
Gain on settlement of note receivable	—	—	—	103.0
Net (loss) income from continuing operations	(285.9)	(80.6)	(85.8)	16.4
(Loss) income from discontinued operations	—	—	—	(9.1)
Net (loss) income attributable to parent	(285.9)	(80.6)	(85.8)	7.3
Net (loss) income per share—basic
Continuing operations	($0.35)	($0.10)	($0.04)	$0.02
Discontinued operations	$0.00	$0.00	$0.00	($0.01)
Total	($0.35)	($0.10)	($0.04)	$0.01

Net (loss) income per share—diluted
Continuing operations	($0.35)	($0.10)	($0.04)	$0.02
Discontinued operations	$0.00	$0.00	$0.00	($0.01)
Total	($0.35)	($0.10)	($0.04)	$0.01

	Jun-30	Mar-31	Dec-31	Sep-30
	2011	2011	2010	2010
Revenue	$47.3	$20.2	$41.6	$6.6
Cost of sales	(49.7)	(20.3)	(46.4)	(14.9)
Exploration expenses	(68.6)	(46.2)	(59.6)	(48.1)
General and administrative	(19.5)	(25.3)	(46.4)	(15.0)
Foreign exchange gains (losses)	2.3	3.2	6.6	5.3
Change in fair value of derivative	—	(432.5)	135.7	—
Change in fair value of embedded derivatives	70.4	(36.8)	(20.0)	49.8
Net income (loss) from continuing operations	0.6	(492.5)	37.3	(24.9)
Income (loss) from discontinued operations	—	—	—	—
Net (loss) income attributable to parent	0.6	(492.5)	37.3	(24.9)
Net income (loss) per share—basic
Continuing operations	$0.00	($0.73)	$0.06	($0.04)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.00	($0.73)	$0.06	($0.04)

Net income (loss) per share—diluted
Continuing operations	$0.00	($0.73)	$0.06	($0.04)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.00	($0.73)	$0.06	($0.04)

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine development in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the statement that initial production from the Oyu Tolgoi Project is projected to begin in the second half of 2012, with commercial production to follow in the first half of 2013; the statements concerning the expected timing of initial production from the Hugo North block-cave mine; statements related to the expansion of throughput capacity of the concentrator; the statement that imported power is expected to be available at the Oyu Tolgoi site in the second half of 2012; the statements concerning the timing and outcome of discussions between the Mongolian and Chinese authorities regarding importing electrical power from China; the schedule of receipt of permits, commercial arrangements and power-purchase tariffs from the Government of Mongolia; statements regarding the timing of completion and pre-commissioning of Lines #1 and #2 of the concentrator; statements concerning the resuming of underground lateral development in September 2012; statements concerning the expected markets and contracts for concentrate produced at the Oyu Tolgoi Project; statements related to the expected final phase-one capital costs of the Oyu Tolgoi Project; initial production estimates; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; statements regarding the goal to have the Oyu Tolgoi Project financing package agreed by December 31, 2012; statements related to the Rio Tinto having the ability to choose to advance senior loans to Oyu Tolgoi LLC as an alternative to project financing; statements concerning the amount of proceeds Turquoise Hill could receive from Chalco for the sale of its shares in SouthGobi; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi; the statement the eight new border gates will significantly increase the capacity for carriage of coal across the border; the statement that the new highway is expected to have a carrying capacity in excess of 20 million tonnes of coal per year; the statements concerning the cost savings expected as a result of Ivanhoe Australia’s strategic review; the statements concerning the Ivanhoe Australia’s need for additional funds to develop its projects; the statements that Ivanhoe Australia is expecting three further concentrate sales in the remainder of 2012; the statements that development and production ore are expected to be processed by Ivanhoe Australia in the next two quarters of 2012 which will provided greater transparency on operating costs; statements concerning expected production throughput at the Osborne processing plant; statements concerning the expected initial capital expenditure required to develop the Merlin Project; statements concerning the planned drilling on the Bakyrchik Mining Lease and the surrounding exploration licence; the statement that the memorandum of agreement is expected to cover the project capital requirements for the Oyu Tolgoi project for the next several years; the impact of amendments to the laws of Mongolia and other countries in which Turquoise Hill carries on business, particularly with respect to taxation; statements concerning foreign-exchange rate volatility; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 14 August 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal & Corporate Secretary